Exhibit 99.3

ENGLISH TRANSLATION. FOR REFERENCE ONLY.

THE ORIGINAL AGREEMENT EXECUTED IN CHINESE SHALL CONTROL.

Phoenix Satellite Television Trademark Limited

and

Yifeng Lianhe (Beijing) Technology Co., Ltd.

Trademark License Agreement

December 08, 2017

Trademark License Agreement

This Trademark License Agreement (hereinafter referred to as “this Agreement”) is entered into by and between the following two parties dated as of December 08, 2017 in Beijing, the People’s Republic of China (hereinafter referred to as “China”):

(1)              Phoenix Satellite Television Trademark Limited (hereinafter referred to as the “Licensor”)

Registered Address: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands

Legal Representative: Keung Chui

(2)               Yifeng Lianhe (Beijing) Technology Co., Ltd. (hereinafter referred to as the “Licensee”)

Registered Address: Room 07, 8th Floor, No.2 Building, No.4 Qiyang Road, Chaoyang District, Beijing

Legal Representative: He Yansheng

(Under this Agreement, the Licensor and the Licensee collectively the “Parties”, each a “Party”.)

WHEREAS, the Licensor is a limited liability company duly incorporated and validly existing under the laws of the British Virgin Islands, owning the title and use right of the trademarks registered in China indicated in Appendix I hereto;

WHEREAS, the Licensee is a limited liability company duly incorporated and existing in Beijing, China, with provision of internet service as its main business;

WHEREAS, the Licensor agrees to grant the trademark licenses to the Licensee in accordance with the terms and conditions herein, and the Licensee also agrees to accept such trademark licenses in accordance with the terms and conditions herein.

Through friendly consultations, the Parties agree as below:

Article 1       Definitions

1.1                   Unless the articles herein or the context of this Agreement shall be understood otherwise, in this Agreement, the following terminologies shall have the meanings below:

“China”	means the People’s Republic of China (excluding Hong Kong, Macao and Taiwan).

“Licensed Trademarks”	means the trademarks indicated in Appendix I hereof licensed to the Licensee in accordance with the terms and conditions herein.

“Trademark License Rights”	means the right to use the Licensed Trademarks within the scope of this Agreement.

“Confidential Information”	has the meaning given to it in Section 1 Article 6 herein.

“Breaching Party”	has the meaning given to it in Section 1 Article 13 herein.

“Breach”	has the meaning given to it in Section 1 Article 13 herein.

“Non-breaching Party”	has the meaning given to it in Section 1 Article 13 herein.

“Licensee’s Business”	means all the internet service business operated and developed by the Licensee currently and at any time within the term of this Agreement.

“Such Rights”	has the meaning given to it in Section 5 Article 16 herein.

“License Fee”	means the fees payable to the Licensor by the Licensee for the Trademark License Rights provided by the Licensor pursuant to Article 3 herein.

1.2                   Any reference of any laws, regulations (hereinafter referred to as the “Laws”) herein shall be deemed as:

1.2.1                     simultaneously including the reference of the contents contained in the amendment, modification, supplement and new formulation of such Laws, regardless of whether the effectiveness dates thereof are prior to or after the execution of this Agreement; and

1.2.2                     simultaneously including the reference of the other decisions, notices and rules formulated pursuant to the provisions in the Laws or become effective due to the Laws.

1.3                   Unless otherwise stated in the context of this Agreement, the articles, sections, items, paragraphs indicated in this Agreement shall refer to the relevant contents of this Agreement.

Article 2       Granting License

2.1                   In accordance with the terms herein, the Licensor agrees to grant the Licensee the Trademark License Rights. The nature of the Trademark License Rights over the Licensed Trademarks hereunder is a non-exclusive and non-excludable license.

2.2                   The license scope agreed by the Parties is as below:

2.2.1                     The Trademark License Rights granted to the Licensee in this Agreement shall only be valid for the internet service businesses which are in normal operation status as of the execution date of this Agreement, and the purposes of use shall not exceed the registered purposes of use listed in Appendix I (and shall comply with the commodity or service scope listed in the trademark registration certificates). The parties confirm that, if it is necessary for the Licensee to expand the existing internet service businesses scope due to its business development, the Licensee shall promptly report such newly developed businesses to the Licensor and with the Licensor’s consent, the scope of the trademark licenses will be extended correspondingly to include such newly developed business fields. Unless agreed by the Licensor in writing, the Licensee agrees that it will not directly or indirectly in any other form use or authorize or reauthorize other persons (including affiliate companies, joint ventures or cooperative entities, cooperative projects, etc.) to use the Licensed Trademarks. If the Licensee indeed needs to sublicense the Licensed Trademarks with justified reason, it shall report to the Licensor in advance for approval.

2.2.2                     The Trademark License Rights granted to the Licensee in this Agreement shall only be valid within the territory of Mainland China (excluding Hong Kong, Macao and Taiwan). The Licensee agrees that it will not directly or indirectly use or authorize other persons to use the Licensed Trademarks in other territories. However, the display of the Licensed Trademarks outside the territories permitted due to the cross-border dissemination of the internet, does not constitute the use and indirect use agreed under this Article.

2.3                   The trademarks indicated in Appendix I hereof under the application process have been submitted to the trademark bureau for registration by the agent of the Licensor on their respective application dates, and such applications are still in the approval process at the execution date of this Agreement. Under such circumstance, the Parties agree that the trademark bureau’s approval of the registration is the precondition of licensing such trademarks. The License Rights thereof will be effective on the respective registration dates of such trademarks. The license scope of such trademarks will be subject to the commodity or service scope listed in their trademark registration certificates.

Article 3       License Fee

3.1                   With respect to the Trademark License Rights provided by the Licensor in accordance with Article 2 herein, the Licensee agrees to pay to the Licensor annually the License Fee with the amount equivalent to 2% of the annual revenue of the Licensee, and no less than 100 Thousand US Dollars. If the Licensee adds the licensed business fields or adds the names of channels, columns and other characteristics (“ifeng+”) to be used associated with the Licensed Trademarks, the License Fee will not be otherwise increased.

3.2                     “Phoenix+ (characters or graphics) ” other than those listed in Article 3 of Appendix I, is not included in the scope of the Licensed Trademarks herein. If the Licensee needs to use the marks “Phoenix+ (characters or graphics) ” other than those listed in Article 3 of Appendix I hereto, the Licensee agrees to pay to the Licensor annually the License Fee with the amount equivalent to 2%-5% of the annual revenue from the businesses using the aforesaid marks, the specific rate of which will then be negotiated and confirmed in writing by the parties otherwise. For the avoidance of doubt, use of the marks “Phoenix+ (characters or graphics) ” listed in Article 3 of Appendix I will not be otherwise charged.

3.3                     The Licensee must, as soon as practicable after the end of each financial year, provide the audited financial statements of the Licensee to the Licensor. The annul revenue will be calculated based on such financial statements (pro rata if less than one year).

Article 4       Limitation of Usage

4.1                   When using the Licensed Trademarks, the Licensee shall comply with all applicable laws and regulations, and obtain all appropriate government approvals relating to all the activities of using the Licensed Trademarks; simultaneously, the Licensee shall conduct its business activities in high quality at the highest standards, to ensure that the Licensed Trademarks and brand image of the Licensor will not suffer any adverse impact due to the use by the Licensee.

4.2                   Without prejudice to the provisions in other articles herein (including, but not limited to Article 2), the Trademark License Rights may be only used within the use term permitted by this Agreement and within the licensed territory of use; and, with respect to any Licensed Trademark, it may be only used within the commodity or service items scope listed in the trademark registration certificate of such Licensed Trademark. The Licensee shall not directly or indirectly use the Licensed Trademarks in any other form at any other time, territory, commodity or service items.

4.3                   The Licensee is permitted to use the Licensed Trademarks in the following manners, within the scope of the Licensed Trademarks: i) The Licensee may add the names of the channels and columns and other characters used to distinguish the contents of the businesses after the Licensed Trademarks due to its business demands. ii) The Licensor agrees and encourages the Licensee, when using the Licensed Trademarks, to add other marks independently designed by the Licensee, to establish the value of the independent brand of the Licensee’s services and enhance its identifiability with other Licensor’s trademarks, provided that the brand image of the Licensed Trademarks will not be damaged. After the Licensee confirms the self-own marks to be used in association with the Licensed Trademarks, the specific manners of use will be negotiated by the parties otherwise. iii) The Licensee may continuingly use the current marks of the mobile applications “ifeng News”, “ifeng Video” in such manners as existed before execution of this Agreement.

4.4                   The Licensee agrees that it will only use the rights granted by the Licensor pursuant to the terms and conditions provided for in this Agreement, and it shall not exercise any right granted by the Licensor in a way that is deemed by the Licensor as fraud, misleading or in any other way that is harmful to the rights and benefits of the Licensor.

4.5                   The Licensee shall submit the samples of any product, package, label, advertisement or other materials containing any Licensed Trademark or any display or use of the Licensed Trademarks on any platform to the Licensor for filing. If the Licensor requires the Licensee to make revisions, the Licensee must make revisions according to the Licensor’s requirements.

4.6                   The Licensor has the right to control any activity of using the Licensed Trademarks by the Licensee, and has the right to require, without any compensation, the Licensee to stop any activity which is deemed by the Licensor to be harmful to the business, reputation of the Licensor or the goodwill enjoyed by the Licensor under the Licensed Trademarks. The Licensee agrees to forthwith comply with all the directions and requirements of the Licensor in this aspect.

4.7                   Within the term of this Agreement, the Licensor or its duly authorized representative has the right to examine the manner and materials that the Licensee uses the Licensed Trademarks, to judge whether the business activities conducted by the Licensee comply with this Agreement. The Parties shall bear their own costs for such examination respectively.

4.8                   Upon the termination of this Agreement or the rights granted hereunder in any case, the Trademark License Rights of the Licensee are deprived immediately. The Licensee shall cease to use the Licensed Trademarks in any form.

4.9                   The Licensee undertakes that, without prior written consent from the Licensor, at any time within the term of this Agreement and thereafter, it (and it causes the enterprises controlled or jointly operated by it and the personnel thereof): (i) will not register or use any of the Licensed Trademarks or any service mark, name, sign, character, package appearance, color, design or pattern which are similar to any of the Licensed Trademarks in any province or municipality in China and any other territory out of China; (ii) will not register or use any of the Licensed Trademarks as the name of the enterprise and a part thereof in any province or municipality in China and any other territory out of China; (iii) will provide to the Licensor or the person designated by the Licensor all the objects held by it relating to or containing the Licensed Trademarks or similar to the Licensed Trademarks, or will modify the objects containing the Licensed Trademarks to make them not contain the Licensed Trademarks.

4.10            The provisions in this Article shall survive the termination of this Agreement.

Article 5       Filing and Registration of Trademark License

5.1                   If applicable, the Parties shall file for inspection the copies of this Agreement with the administrative authority for industry and commerce with jurisdiction over the place where the Licensor is located within the designated period pursuant to the Trademark Law of China. Simultaneously, the Licensor shall be responsible for filing this Agreement or other documents required by the Licensor with the trademark bureau. The cost for filing shall be assumed by the Licensee.

5.2                   The Parties agree that, for the filing, they may revise this Agreement or enter into new trademark license contract to substitute this Agreement without violating the original intention of relevant articles herein. Nevertheless, if a limitation or condition disagreed by the Licensor must be added in to accomplish the filing of licensing the use of trademarks, or the filing of licensing the use of trademarks is rejected, ceased or revoked, the Licensor may unilaterally terminate this Agreement immediately.

5.3                   If applicable, provided that this Agreement is terminated early, the Parties shall inform the administrative authority for industry and commerce with jurisdiction over the place where the Licensor is located as soon as possible. Simultaneously, the Licensor shall be responsible for informing the trademark bureau and going through relevant procedures pursuant to the requirements of the trademark bureau.

Article 6       Confidentiality Obligations

6.1                   With respect to any Licensor’s confidential materials and information known or accessed by the Licensee due to receipt of the abovementioned trademarks licenses (hereinafter referred to as the “Confidential Information”), the Licensee shall keep confidential; and upon termination of this Agreement, the Licensee shall return to the Licensor, or destroy by itself, any document, material or software containing the Confidential Information, at the request of the Licensor, and shall delete any Confidential Information in any relevant memorial devices, and shall not use such Confidential Information continuingly. Without the written content from the Licensor, the Licensee shall not disclose, provide or transfer such Confidential Information to any third party.

6.2                   The Confidential Information does not include the following information:

6.2.1                     any information known by the Licensee previously which can be proved by written evidence;

6.2.2                     any information entering into the public domain without the Licensee’s fault or known by the public for any other reason; or

6.2.3                     the information obtained by the Licensee thereafter legally from other channels.

6.3                   The Licensee may disclose the Confidential Information to its relevant employees, agents or professional personnel engaged by it who need to know such Confidential Information. However, the Licensee shall ensure that this Agreement shall also be binding upon the aforesaid personnel to keep the Confidential Information secret, and shall use such Confidential Information only for the purpose of performing this Agreement. The Licensee shall be liable for the actions of its employees, agents or the professional personnel engaged by it.

6.4                   The Parties agree that, this Article shall continue to be effective, regardless of the variation, cancelation or termination of this Agreement.

Article 7       Undertakings and Warranties

7.1                   The Licensor hereby represents and warrants as below:

7.1.1                     It is a limited liability company duly registered and legally existing pursuant to the laws of its registration place, with an independent legal person status; it has complete, independent legal status and legal capability to execute, deliver and perform this Agreement, and it may be a party of a legal action independently.

7.1.2                     It has the full power and authorization within the company to execute and deliver this Agreement and all other documents relating to the transactions contemplated herein to be signed by it, and it has the full power and authorization to accomplish the transactions contemplated herein. This Agreement is legally and duly signed and delivered by it. This Agreement constitutes legal and binding obligations on it, and is enforceable against it pursuant to the terms hereof.

7.1.3                     The Licensor has the license right over the Licensed Trademarks hereunder within the scope that is given by relevant trademark registration certificates and applicable laws and regulations.

7.2                   The Licensee hereby represents, warrants and undertakes as below:

7.2.1                     It is a limited liability company duly registered and legally existing pursuant to the laws of its registration place, with an independent legal person status; it has complete, independent legal status and legal capability to execute, deliver and perform this Agreement, and it may be a party of a legal action independently.

7.2.2                     It has the full power and authorization from the internal company to execute and deliver this Agreement and all other documents relating to the transactions contemplated herein to be signed by it, and it has the full power and authorization to accomplish the transactions contemplated herein. This Agreement is legally and duly signed and delivered by it. This Agreement constitutes legal and binding obligations on it, and the articles contained herein are compulsorily enforceable against it.

7.2.3                     It has, upon the effectiveness of this Agreement, or will have thereafter the complete business licenses and permits required for its operation, and it has adequate rights and qualifications to operate internet service business within the territory of China, and other businesses engaged by the Licensee currently.

7.2.4                     It shall duly inform the Licensor of any lawsuit against it or other adverse situation, and shall make its best efforts to prevent further losses.

Article 8       The License Rights of the Licensee and the Protection of the Licensor’s Rights

8.1                   The Licensee agrees that during the term of this Agreement and thereafter, it will not challenge the license right and other rights over the Licensed Trademarks held by the Licensor, not challenge the validity of this Agreement, and not take any action or take no action which are deemed to be harmful to such rights and licenses by the Licensor.

8.2                   The Licensee agrees to provide necessary help to the Licensor to protect the rights over the Licensed Trademarks held by the Licensor. As long as any third party lodges a claim with respect to the Licensed Trademarks, the Licensor based on its own will, may under its own name, the name of the Licensee or the names of both of the Parties to defend in such litigation regarding claim for compensation. In case of infringement by any third party upon the Licensed Trademarks, the Licensee shall inform the Licensor in writing immediately with respect to relevant infringement upon the Licensed Trademarks to its knowledge; only the Licensor has the right to determine whether to take any measures against such infringement.

8.3                   The Licensee agrees to use the Licensed Trademarks pursuant to this Agreement, and shall not use the Licensed Trademarks in any way that is deemed to be fraud or misleading by the Licensor or in any other way that is harmful to the Licensed Trademarks or the credit of the Licensor.

Article 9       Quality and Promotion

9.1                   The Licensee shall make its best efforts to improve the quality of the business operated by it, in order to protect and enhance the credit represented by the Licensed Trademarks.

9.2                   In any case, if the Licensee needs to use the promotion materials relating to the Licensed Trademarks, the cost for producing such promotion materials shall be assumed by the Licensee. The Licensor shall have sole and non-exclusive rights to the copyright and other intellectual property rights contained in the promotion materials relating to other trademarks owned by the Licensor other than Licensed Trademarks, regardless of such promotion materials are invented or used by the Licensor or Licensee. The Licensee agrees that, without the prior written approval from the Licensor, it will not conduct propaganda or advertisement of the other trademarks owned by the Licensor outside the scope of the licenses hereunder on or through the broadcasts, televisions, newspapers, magazines, internet or other medias.

9.3                   The Licensee actually operates the Licensed Trademarks, and will continuingly make investment to constantly increase the brand value of the Licensed Trademarks.

Article 10                            Term of the Agreement

10.1            The Parties hereby confirm that, this Agreement becomes effective after duly signed by the Parties, with a valid term of three (3) year after the effectiveness date of this Agreement. Unless early termination agreed by the Parties in writing or extension in accordance with Article 10.2 herein, this Agreement shall be terminated on the expiration date or upon the termination of the license right of the Licensed Trademarks indicated in Appendix I held by the Licensor (whichever is earlier).

Notwithstanding the aforesaid agreements, the parties confirm that: the term during which the Licensor licenses the Licensee to use the marks “Phoenix+ (characters or graphics) ” listed in Article 3 of Appendix I hereto or added in the future is one year after the effectiveness date of this Agreement or the date when the License Fee of the newly added marks are confirmed by the parties in writing. Such term will be automatically extended for one year if the Licensor does not object upon expiration. If the Licensor objects the extension, the Licensee shall stop using the aforesaid marks immediately, until the written license of the Licensor is obtained.

Notwithstanding the aforesaid agreements, if the Licensor loses the controlling right over the Licensee due to the change of the shareholding of the Licensee, or the Licensee loses the qualification to operate such businesses continuingly due to the change of the national regulatory policies on the internet service business, the Licensor may terminate this Agreement immediately without any compensation to the Licensee.

10.2            Prior to expiration of the term of this Agreement, with the written confirmation of the Licensor, this Agreement may be extended. The extended period will be confirmed by the Licensor and the Licensee otherwise through consultations. The Licensee does not have the right to confirm the extension of this Agreement.

10.3            After termination of this Agreement, the Parties shall continue to comply with their obligations under Articles 3, 4 and 6 herein.

Article 11                            Indemnities

The Licensee shall indemnify and hold the Licensor harmless from all the losses actually suffered by the Licensor due to provision of the license, including, but not limited to, any losses caused by the action, recovery, arbitration, claim from any third party against the Licensor, or the administrative investigation, punishment of the government authorities. Nevertheless, if the losses are caused by the willful misconduct or gross negligence of the Licensor, such losses shall not be indemnified.

Article 12                            Notices

12.1            Any notice, request, requirement and other correspondence required by or given pursuant to this Agreement, shall be delivered to relevant party in writing.

12.2            The aforesaid notice or other correspondence, if sent by facsimile or wire transfer, shall be deemed to have been served as soon as it is sent; if sent by personal delivery, shall be deemed to have been served once it is handed over face to face; if sent by mail, shall be deemed to have been served five (5) days after it is sent.

Article 13                            Liability for Breach

13.1            The Parties agree and confirm that, if any Party (hereinafter referred as the “Breaching Party”) substantially breaches any agreement hereunder, or substantially fails to perform any obligation hereunder, such activities constitute the breach of agreement hereunder (hereinafter referred to as the “Breach”). The non-breaching Party (hereinafter referred to as the “Non-breaching Party”) has the right to require the Breaching Party to rectify or take remedy measures in a reasonable period. In case that the Breaching Party does not rectify or take remedy measures within the reasonable period or within ten (10) days after the written notice with the rectification requirements from the Non-breaching Party to the Breaching Party, provided that the Breaching Party is the Licensee, the Non-breaching Party has the right to decide at its own discretion: (1) to terminate this Agreement, and to require the Breaching Party to compensate for all the losses and damages, or (2) to require the Breaching Party to continue to perform the obligations hereunder, and to require the Breaching Party to compensate for all the losses and damages; provided that the Breaching Party is the Licensor, the Non-breaching Party has right to require the Breaching Party to continue to perform the obligations hereunder, and to require the Breaching Party to compensate for all the losses and damages. Inclusion, without limitation, of any breach to any extent, or non-performance of any liability and obligation provided for in Articles 2, 3, 4, 6, 9, 13 and 15 herein will be deemed as substantial breach or non-performance. The scope of the compensation of losses and damages provided in this Article includes, but not limited to, direct or indirect losses, actual, economic or reputational losses etc.

13.2            The Parties agree and confirm that, the Licensee shall not require to terminate this Agreement for any reason under any circumstance, unless otherwise provided in laws or herein.

13.3            Notwithstanding other provisions herein, the effectiveness of this Article 13 shall not be affected by the suspension or termination of this Agreement.

Article 14                            Force Majeure

In case of earthquake, typhoon, flood, fire, war, computer virus, design flaws in instrumental software, internet attacks by hackers, modifications of policies, laws and other force majeure events that cannot be foreseen, the consequences of which cannot be prevented (however relevant Party has taken all reasonable capability to prevent) or avoided (however relevant Party has taken all reasonable capability to avoid), which directly affects one Party’s performance of this Agreement or prevents such Party from performing in accordance with the agreed terms, the Party encountered such force majeure events shall give the notice by facsimile immediately, and within thirty (30) days the party claiming force majeure event must give the notice by facsimile, and within thirty (30) days provide the details of the force majeure, and the evidence documents for the reasons that this Agreement cannot be performed or has to be performed in delay. Such evidence documents shall be issued by the notary office located in the area where such force majeure occurs. The Parties shall consult with each other to determine whether to exempt or postpone the performance of part of this Agreement, based on the extent that such force majeure events affect the performance of this Agreement. The Parties shall not be liable for the economic losses incurred to such Parties due to the force majeure events.

Article 15                            Retransfer, Sublicense

Without the written consent from the Licensor, neither the Licensee may reauthorize, transfer, lease, pledge or sublicense the Agreement and the rights, obligations herein or granted by the Licensor to the Licensee under this Agreement to any third party (including affiliate companies, joint ventures or cooperative entities, cooperative projects, etc.) in any form, nor it may transfer to any third party in any other form any part of the economic interests from the license or the rights hereunder obtained by it.

Article 16                            Miscellaneous

16.1            This Agreement is made out in Chinese in two (2) originals, with each Party herein holding one (1).

16.2            The execution, effectiveness, performance, amendment, interpretation and termination of this Agreement shall be governed by the laws of the People’s Republic of China.

16.3            Any dispute arising from or in connection with this Agreement shall be resolved by the Parties through consultations. If the Parties cannot reach an agreement within thirty (30) days after the occurrence of such dispute, such dispute shall be submitted to the Hong Kong International Arbitration Centre for arbitration in accordance with its then effective arbitration rules. The place arbitration is Hong Kong, and the language of arbitration is Chinese. The arbitration award shall be final and binding upon the Parties.

16.4            Any right, power or remedy provided to the Parties by any article herein shall not preclude relevant Party from any other right, power or remedy pursuant to the provisions in the Laws or other articles herein, and the excise of its rights, power and remedies by one Party shall not preclude it from exercising other rights, power or remedies by such Party.

16.5            Any non-exercise or postponement by any Party of exercising any right, power or remedy by such Party pursuant to this Agreement or the Laws (hereinafter referred to as “Such Rights”) shall not result in its waiver of Such Rights, and, any waiver of any individual or part of Such Rights shall not preclude such Party from exercising Such Rights in other manner and excising other Such Rights.

16.6            The heading of each article herein is for reference purpose only. Under any circumstance, such headings shall not be used to or influence the interpretations of the articles herein.

16.7            This Agreement supersedes any other written or oral agreement relating to the subject matters herein agreed by the Parties before, and constitutes the entire agreement between the Parties.

16.8            Any article herein shall be severable and independent of any other article. If any or more articles herein become invalid, illegal or unenforceable at any time, the validity, legality and enforceability of any other articles herein shall not be affected.

16.9            Any amendment, supplement of this Agreement shall be made in writing, and shall not be effective until duly signed by the Parties hereto.

16.10     This Agreement shall be binding upon the legal successors of the Parties.

16.11     The Parties undertakes that they will report and pay the taxes and expenses relating to the transactions hereunder respectively pursuant to the laws.

[Remainder of page intentionally left blank]

[Signature Page]

IN WITNESS HEREOF, this Trademark License Agreement is executed by the Parties as of the date and at the place first written above.

Licensor:

Phoenix Satellite Television Trademark Limited

(Seal)

Signature:	/s/

Name: Ka Keung Yeung

Title: Authorized Representative

Licensee:

Yifeng Lianhe (Beijing) Technology Co., Ltd.

(Seal)

Signature:	/s/

Name: Shuang Liu

Title: Authorized Representative

Appendix I

Trademark List

Special Trademarks for New Media

I.                    Existing Trademarks Registered in China

Serial No	Logo	Type	Registrant	Registration ID	Expiry Date	Service Item

1.		16	Phoenix Satellite Television Trademark Limited	6882737	2022.4.13

Plastic film for wrapping; painting materials; office supplies other than furniture; teaching materials (other than instruments); model materials; beads; journals; pictures; printed publications; paper.

2.		35	Phoenix Satellite Television Trademark Limited	6882736	2022.10.13

Advertising planning; advertising agency; accountant; HR management consultation; CBD removal (information provision); commercial information; online advertising on data communication network; marketing (for others); data retrieval in computer files (for others); vending machine leasing.

1

3.	38	Phoenix Satellite Television Trademark Limited	6882755	2020.8.13

Telecast; BBS service (communication service); e-mail; optical fiber communication; computer-aided information and image transmission; user access service for global computer network (service provider); telecommunication link service with global computer network; radio broadcasting; information transmission; remote conference service.

4.	41	Phoenix Satellite Television Trademark Limited	6882754	2022.4.13

Conference arrangement and organization; animal training; education; program production; lottery operation; paid library; journalist service; entertainment; online e-book and magazine publication; education or entertainment contest organization.

5.	42	Phoenix Satellite Television Trademark Limited	6882753	2022.4.13

Transformation of tangible data and documents into e-media; packaging design; measurement; costume design; development of construction projects; meteorological information; Internet search engine provision; computer station (website) trusteeship; network server leasing; research and development (for others).

2

6.	9	Phoenix Satellite Television Trademark Limited	8985926	2024.3.6	Measurement devices and instruments; batteries; filmstrip (exposed); BBS; timers; computer sideline equipment; Video cameras; network communication equipment; glasses; cameras(photography).
7.	16	Phoenix Satellite Television Trademark Limited	8985925	2024.3.13

Plastic film for wrapping; painting materials; office supplies other than furniture; teaching materials (other than instruments); model materials; beads; journals; pictures; printed publications; paper.

8.	35	Phoenix Satellite Television Trademark Limited	8985924	2024.2.20

Advertising planning; advertising agency; accounting; HR management consultation; CBD removal (information provision); commercial information; online advertising on data communication network; marketing (for others); data retrieval in computer files (for others); vending machine leasing.

9.	41	Phoenix Satellite Television Trademark Limited	8985922	2024.3.6

Conference arrangement and organization; animal training; education; program production; lottery operation; paid library; journalist service; entertainment; online e-book and magazine publication; education or entertainment contest organization.

3

10.	42	Phoenix Satellite Television Trademark Limited	8985921	2024.3.6

Transformation of tangible data and documents into e-media; packaging design; measurement; costume design; development of construction projects; meteorological information; Internet search engine provision; computer station (website) trusteeship; network server leasing; research and development (for others).

11.	9	Phoenix Satellite Television Trademark Limited	9884528	2024.2.20	Measurement devices and instruments; battery; filmstrip (exposed); BBS; timers; computer sideline equipment; Video cameras; network communication equipment; glasses; cameras (photography).
12.	16	Phoenix Satellite Television Trademark Limited	9884527	2024.8.13

Plastic film for wrapping; painting materials; office supplies other than furniture; teaching materials (other than instrument); model materials; beads; journals; pictures; printed publications; paper.

13.	35	Phoenix Satellite Television Trademark Limited	9884526	2024.2.13

Advertising planning; advertising agency; accounting; HR management consultation; CBD removal (information provision); commercial information; online advertising on data communication network; marketing (for others); data retrieval in computer files (for others); vending machine leasing.

4

14.	36	Phoenix Satellite Television Trademark Limited	14911035	2025.11.13	Coin valuation; real estate agency; broker; guarantee; collecting charity funds; trust; pawn; insurance; insurance consultation; insurance information.
15.	38	Phoenix Satellite Television Trademark Limited	9884525	2022.10.27

Telecast; BBS service (communication service); e-mail; optical fiber communication; computer-aided information and image transmission; user access service for global computer network (service provider); telecommunication link service with global computer network; radio broadcasting; information transmission; remote conference service.

16.	41	Phoenix Satellite Television Trademark Limited	9884524	2024.1.6

Conference arrangement and organization; animal training; education; program production; lottery operation; paid library; journalist service; entertainment; online e-book and magazine publication; education or entertainment contest organization.

17.	42	Phoenix Satellite Television Trademark Limited	9884523	2025.8.20

Transformation of tangible data and documents into e-media; packaging design; measurement; costume design; development of construction projects; meteorological information; Internet search engine provision; computer station (website) trusteeship; network server leasing; research and development (for others).

5

18.	9	Phoenix Satellite Television Trademark Limited	9884522	2024.2.20	Measurement devices and instruments; batteries; filmstrip (exposed); BBS; timers; computer sideline equipment; Video cameras; network communication equipment; glasses; cameras (photography).
19.	16	Phoenix Satellite Television Trademark Limited	9884521	2024.1.27

Plastic film for wrapping; painting materials; office supplies other than furniture; teaching materials (other than instruments); model materials; beads; journals; pictures; printed publications; paper.

20.	35	Phoenix Satellite Television Trademark Limited	9884520	2024.3.13

HR management consultation; CBD removal (information provision); commercial information; online advertising on data communication network; marketing (for others); data retrieval in computer files (for others); vending machine leasing; advertising planning; advertising agency; accounting.

21.	38	Phoenix Satellite Television Trademark Limited	9884519	2022.10.27

Telecast; BBS service (communication service); e-mail; optical fiber communication; computer-aided information and image transmission; user access service for global computer network (service provider); telecommunication link service with global computer network; radio broadcasting; information transmission; remote conference service.

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22.	41	Phoenix Satellite Television Trademark Limited	9884518	2024.2.13

Conference arrangement and organization; animal training; education; program production; lottery operation; paid library; journalist service; entertainment; online e-book and magazine publication; education or entertainment contest organization.

23.	42	Phoenix Satellite Television Trademark Limited	9884517	2024.8.20

Research and development (for others); measurement; meteorological information; packaging design; development of construction projects; costume design; computer station (website) trusteeship; transformation of tangible data and documents into e-media; Internet search engine provision; network server leasing.

II.               Acceptance Notification for Trademark Registration

Serial No	Logo	Type	Registrant	Application No	Application Date

1.		36	Phoenix Satellite Television Trademark Limited	19867579	2016.5.6

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III.          Other Licensed Marks

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